Filed by NextEra Energy, Inc.
(Commission File No. 1-8841)

Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
Hawaiian Electric Industries, Inc.
(Commission File No. 1-8503)

ThinkTech Hawaii Interview: Update on HEI-NextEra Merger
Published April 30, 2015

JAY FIDELL: Okay, we’re here. We’re really here. It’s really happened. And we’re here with two very important guys: The CEO of Hawaiian Electric and the CEO of NextEra. That’s Alan Oshima and Eric Gleason. Thank you very much for being here, you guys. We are honored and thrilled that you’re here. And Sharon Moriwaki, I speak for her also. She’s co-chair of the Hawaii Energy Policy Forum, and co-host today.

SHARON MORIWAKI: Welcome! Thanks for coming.

JAY FIDELL: We talked a minute ago. My conclusion personally is that this is the biggest deal that has happened since statehood. And sometimes I wonder if it’s even bigger than that. Can you think of anything that comes close really? Could change our lives. For better, in my opinion.

ALAN OSHIMA: Well, I hope so.

JAY FIDELL: So, you guys are in the mix of it now, for sure. We are in the process, so to speak. And in case you are wondering how long it’s going to take, it is going to take 18 months. And that’s that. And in the process, there are hundreds of document requests and information requests going on. I guess I’m happy to find that PUC is not going to allow cross information requests because that would be…

SHARON MORIWAKI: It’s more than 18 months, that’s for sure.

JAY FIDELL: That would be the Ringling Brothers model to have all that going on. But I wanted to ask you about the deal to inform people what's going on, try to figure out what the differentials are, how you see it going forward. So, this is very important for the Energy Policy Forum and I think for the public also because I'm a member.

SHARON MORIWAKI: Especially for the public because a lot of that that happens in PUC is very much by those who are really involved, it’s not for the public…and understand what is the deal, how does it impact me, and what can I do about it if I do have concerns. So, I think it's really important to get that message out and have this discussion. So, thank you.

JAY FIDELL: So, Federal Regulatory Commission approve this thing with so much of snap of the fingers. We have different process in our state.

ALAN OSHIMA: And different issues before each body, right?

JAY FIDELL: So, tell us the nature of the deal, in general terms. What's the deal between you guys?

ALAN OSHIMA: What is the deal? You want to go first?

ERIC GLEASON: Go ahead.

ALAN OSHIMA: NextEra made us an offer that we really had to study very carefully. And, in the end, on December 3rd, the board voted unanimously to accept the offer. But that was with a lot of background due diligence, a lot of careful thinking. And not only looking out for the shareholder, which is one of the primary responsibilities of the board as a fiduciary responsibility, but having passed the shareholder test and really also looking at the customer, the community and the employees. So, all those things had to be really considered before the board decided to accept the offer.

JAY FIDELL: Why is this interesting to Hawaiian Electric?

ALAN OSHIMA: You know, Hawaiian Electric was not - and we want to be very clear about this - we were not looking for a buyer. We were not for sale. Clearly, I think we have our challenges. We are five separate, very small grids. I mean people think of us as large in Hawaii. But compared to on the mainland and elsewhere, our utility is a relatively small utility, separated by miles of ocean, all five separate island grids. So, we have our challenges. Economies of scale are not present. We are geographically isolated, twenty four hundred miles to the nearest other populated land mass. So, I think in terms of what it brings to us as a utility are some economies of scale, access to cheaper capital and expertise in technology - all of which we think are very, very important for us to move forward.

JAY FIDELL: This is interesting because Hawaii Electric is one of the biggest company, maybe the biggest company in state. And you know we've all grown up with the notion that it’s big. Now in the 21st century we're talking globalism everywhere, we find that maybe it isn’t so big. And that the development, the evolution of power companies, utilities, has made it relatively small. And in order to avoid back order, in order for us to keep up so to speak, with national trends in utilities, we have to look offshore. This is the subject of an article I wrote and the program we did a couple weeks ago in Laniakea about offshore investment.

ALAN OSHIMA: I just want to make one slight tweak to that. I think you're absolutely right. I want - and I know that Eric fully supports this. And that is that in some sense we are small and that has made us due to public policy in Hawaii the leader in renewable energy. So, I think that’s often forgotten in the local context. On the mainland, I think people appreciate that our relatively small utility has been very adaptive to the challenges of renewable energy. But from our perspective, we are - NextEra and Hawaiian Electric - are fully committed to a hundred percent renewable future for Hawaii. But for us we think a partner like NextEra gets us there faster.

JAY FIDELL: So, I asked you how Hawaiian Electric felt about it. Why it was interesting. But the bottom line, Hawaiian Electric doesn't get the three-point four billion dollars, the shareholders get that.

ALAN OSHIMA: Correct.

JAY FIDELL: The stock switch?

ALAN OSHIMA: Yes.

JAY FIDELL: A merger? Is it a merger? Or an acquisition? How would you cast it?

ALAN OSHIMA: Well, it’s technically called a merger.

ERIC GLEASON: It is legally, a merger. Some would say it’s an acquisition because it's a larger company and smaller company combining. We generally referred to it as a combination or merger. Because really the thinking behind it, the feeling behind it is we’re combining the best of both companies.

JAY FIDELL: When you say generally referred to it, this is not something you haven't done before.

ERIC GLEASON: For me personally?

JAY FIDELL: You NextEra.

ERIC GLEASON: Yes, this is not our first time looking at a potential mergers or acquisitions, that’s true.

JAY FIDELL: You’ve been inquisitive over the past decade or so?

ERIC GLEASON: The vast majority of our growth has been just through finding investment opportunities, and what we call Green Field Growth.

SHARON MORIWAKI: In terms of that, what made you - I know you said it in public that you want to be number one in renewables - but what made you focus on this small little Hawaii? And what was so attractive about it that you came all these thousands of miles over here?

ERIC GLEASON: Hawaii is a special place. That’s the first thing. So, you don't spend a lot of time here to realize that. Strategically, what's really interesting to us about Hawaii is the potential for renewable energy to displace fossil fuels. You're so dependent on oil. Everybody I talked to wants to get off oil. You have these incredible renewable energy resources right here.

JAY FIDELL: But does this mean you are you saying that you could learn from what Alan was talking about this First Adopter mentality we have here. You take the tips and tricks for how this is done and apply it back on the mainland? Is this a laboratory experiment? How do you see the NextEra and renewable energy combination?

ERIC GLEASON: So, I wouldn't characterize it as a laboratory or experiment. We can’t get this wrong. I would say the starting point for us was we’re a clean energy company. We’re a major player in renewable energy. And we also have some history of getting off of oil. And when we looked at Hawaiian Electric and we looked at Hawaii, we said here's an opportunity to use some of the strengths that we have. Granted that Hawai‘i is not Florida, not the other places that we've been, there will be differences but there are some strengths that we bring to the table. And at the same time yes for sure there will be some learnings because, as Alan has said, Hawaiian Electric in a lot of ways is already an industry pioneer. And so, there’s some techniques, some approaches, some technologies that are going to be employed first here that are being employed here first that we will learn from as well.

JAY FIDELL: I guess at the end of day, you wouldn’t make a move like this unless there was an economic incentive somehow. And that means your shareholders get merger kind of change in the ownership of stock and all that and - ideally, hypothetically - they would agree/have agreed that this is a profitable deal for them. How’s that work? How important is that? And talking about an article in today's paper indicating that NextEra has made good profit this quarter. Where's does it all fit? Where’s the profit motive here?

ERIC GLEASON: So…we do anticipate earning a reasonable return on our investment. If that weren't the case, we would not have been exercising our fiduciary responsibility.

JAY FIDELL: You wouldn’t go into a deal knowing there would be a loss…

ERIC GLEASON: Right. Exactly. You can't do that. Our shareholders - actually just be clear - didn't have to vote on the deal. HEI shareholders are voting on the deal. But management made a recommendation to the board. The board voted unanimously in favor the deal. In large part because they really like the strategic rationale and also in part because they viewed it as reasonable investment for our shareholders.

JAY FIDELL: How did you reach 3.4 billion? Is there a way to reach a number like that? Does it involve flipping a coin in some way? How did you do that?

ERIC GLEASON: So, it’s actually 4.3. I want you on our negotiating team next time.

JAY FIDELL: As Everett Dirksen used to say, a billion here, a billion there, after a while it adds up to real money.

ERIC GLEASON: So, there's a lot that goes into that. I probably don't have anything to add other than what we publicly disclosed, other than to say - and I think we said this before - they did a good job negotiating with us.

JAY FIDELL: Okay, how do you feel about that, Alan?

ALAN OSHIMA: I think the market will attest to it. And our shareholders will decide whether it was a good deal for the shareholders. And the PUC will decide whether it’s a good deal for Hawaii.

JAY FIDELL: But the price itself isn’t something PUC need be concerned about. It’s really the effect on public interest.

ALAN OSHIMA: That's correct. And don't forget - and I don't want to take away from this - that part of the deal is that we get to spin off American Savings Bank, which is about one-third part of Hawaiian Electric Industries, and has been such a great partner to the utility - in providing financial backing so that the utility could get access to capital, pay dividends and really invest.

JAY FIDELL: So, how does it work, Alan? You say spin off. Who spins it off? Does Hawaiian Electric spin it off? So, it’s still yours after the deal closes?

ALAN OSHIMA: No. No. At closing, American Savings Bank will be spun off as a separate, standalone Hawaii bank. And so our HEI shareholders will get stock in NextEra, and stock in America Savings Bank. The equivalent value of which would be the purchase price of what NextEra is offering to its shareholders.

JAY FIDELL: What is your preliminary feedback from stockholders? Do they like this deal? Do you think you’re going to get the…it’s coming soon, isn’t it? 75 percent?

ALAN OSHIMA: Yes, I'm hoping. I mean, I'm a shareholder. I talk to a few of my friends and relatives who are shareholders and employees. And I think people are favorable to the deal.

ERIC GLEASON: May 12th.

SHARON MORIWAKI: Hmmm…Right around the corner.

JAY FIDELL: That’s a couple of weeks.

ERIC GLEASON: Get your vote in.

JAY FIDELL: If I had been smart, I would’ve bought stock. (laughter) Okay, executives. Executives. There may be no deal on this but I would like to know at least how you see it going down the road. You staying around? Is Connie Lau going to stay around? Are new executives going to come from the mainland? Florida? What’s your situation actually, Eric? You going to be around?

ERIC GLEASON: Who do you want to go first?

JAY FIDELL: And what role does Sharon have?

ALAN OSHIMA: We’ll all be around. I think Connie as executive of Hawaiian Electric Industries won’t be around because that will not exist. The top executives at Hawaiian Electric Industries will not be - there’s no corporation left for them at the end of the deal. Hawaiian Electric Company, Maui Electric and Hawaii Electric Light as three Hawaii corporations remain as is now, however, owned by NextEra rather than Hawaiian Electric Industries. American Savings Bank remains as a separate Hawaii corporation, but now as a standalone.

SHARON MORIWAKI: So the three companies would be subsidiaries under NextEra? How does that work? Or here’s the company and there are three companies…

ALAN OSHIMA: Maui Electric and Hawaii Electric Light are subsidiaries of Hawaiian Electric so they will remain in that structure. Hawaiian Electric as a body will become a subsidiary of NextEra. Just like…you know…Florida Power and Light and NextEra Energy Resources.

JAY FIDELL: So, you’ll be in charge?

SHARON MORIWAKI: You’re staying here.

ERIC GLEASON: No, my commitment to this point is I’m staying here through the close of the deal. That’s my role. Now whether I may be staying on beyond that, we haven’t made a decision. To answer your original question, no decisions have actually been made about the management other than Hawaiian Electric is going to continue to be locally managed. What that means is the management team is going to be based here, the Hawaiian Electric president and CEO is going to be reporting to Jim Robo, our chairman and CEO. Hawaiian Electric will be one of now three principal businesses of NextEra Energy. And of course we recognize that to be successful in Hawaii, you need not only locally based management, but very much Hawaii…people who are from Hawaii. I do not anticipate, while no final decisions have been made, I don’t anticipate a very significant influx of folks from Florida.

SHARON MORIWAKI: Not jinxing the process, but what happens because I had heard that it has to be the 18 months or else - what happens if it takes a little bit longer? Is the commitment still there that this is really important, we like this, we’ll work it through?

JAY FIDELL: Can we take a break? I will remember the question.

SHARON MORIWAKI: Oh, a break. If you feel so inclined to answer….

JAY FIDELL: This is Alan Oshima, CEO of Hawaiian Electric; Eric Gleason, CEO of NextEra they made a deal. We’re talking about the deal, how it flows and ebbs and changes and teaches us so many things. Okay, we’ll be right back after this short break.

JAY FIDELL: Okay, we’re back. It’s Wednesday. It’s Hawaii, the state of clean energy. Here with Alan Oshima, CEO of Hawaiian Electric and Eric Gleason, CEO of NextEra. With me on this really important show…my co-host, Sharon Moriwaki. We have the opportunity to ask these guys questions about the biggest deal that Hawaii has ever had. So Sharon, you had a question. A cliffhanger.

SHARON MORIWAKI: I just wanted to know the 18 months has been the underlying foundation of what’s going to happen and when and I just wondered what happens on the 18 months, two days later, what happens if in fact is a deal breaker, what’s happening, what would happen…just surmise.

ALAN OSHIMA: From Hawaiian Electric’s standpoint, I don’t think we want to speculate what might happen because we’re really hoping that the 18 months is sufficient for the state to make a decision on this deal. Other states have done so in shorter time periods or about the same, so we think its adequate time. Probably not good to speculate what may or may not happen.

ERIC GLEASON: We won’t speculate but the one thing just to point out is that after 18 months neither party is obligated to move forward with the transaction.

SHARON MORIWAKI: So it is an important timeframe.

JAY FIDELL: This is what makes it so interesting….One of the questions that I was going to ask you that actually came in by way of Twitter, which I’ll give you the Twitter version of it, has to do with what happens, hypothetically, if for any reason - we can explore what the reasons might be - the deal fails. If it fails, what happens? And the way this guy put the question which is worth reading is that this is @blakemcelheny….that’s the Twitter handle…here’s the question: how would the public be harmed if NextEra does not purchase Hawaiian Electric? Specific ways customers would be harmed? Let me add here what I had in my mind. If you roll this all back and you make believe that the deal never happened and you go back to square one after 18 months, where are we? What kind of result to the public, I know it’s not good, but I’d like your view of the matter.

ERIC GLEASON: I’d like your view of the matter.

JAY FIDELL: We never promised you guys a rose garden. Did we?

ALAN OSHIMA: From our viewpoint, we’ve never taken it for granted that approvals would be granted. I mean, I think it….You know you just can’t. You have to approach this from Plan B scenario, although we’re very optimistic that approvals will be granted because we think the substance of the deal supports it. We are proceeding with our transformation, as you know, to be better able to serve the needs of our customers as we move on and really be more innovation-specific, customer-centric, more metrics driven and all of the above, which really aligns with NextEra. Having said that, if the deal doesn’t go through, we will continue to be the utility that we are, we will continue to do the best we can with what we have and hopefully with a better alignment towards the customers and innovation.

I think customers will be harmed to the extent that the things we’re able to do in the process will come at a higher cost, just because of economies of scale, purchasing power, etc. etc. etc. I like to say that when you have economies of scale, even things that we purchase…. I’ve been recently saying that we’re shopping at the corner grocery store just because of our size and they’re shopping at Costco and we want to shop…we want to get the membership to Costco - the bulk purchasing part that they can bring. There are operating efficiencies that come about through technology, through purchasing power, through lower cost of capital so we feel it does bring value to the customer, but that’s looking at it from an opportunistic standpoint. We will continue, but I don’t think we will be able to get there as fast or as readily.

JAY FIDELL: Well, you know, a couple of other elements….Before this deal happened it wasn’t too long ago that we were having all this consternation about solar, interconnect and all this, I guess I’d add to the question…this 18 months is not business as usual because of the enormity of the deal and you can’t move in the same way, you’re sort of strapped a little by the deal - if you want to disagree it’s ok - but my perception would be that everyone is focused on that now, and you are a reflection of how the community thinks and it’s a distraction at least, isn’t it?

ALAN OSHIMA: No. Well, at least it is a distraction and it does occupy our time, I would not be honest if I said otherwise. We are having to answer with NextEra, incorporating all of our teams that are working on IR responses, public meetings… with the public, all of which are great, it’s good to get all of that out but it does take time and effort and the same people who are working on all of this would otherwise be working on other things. That being said, I don’t think we are ignoring our other work to get this done. It’s just that we’re having to work double time to get it done.

JAY FIDELL: Yeah, yeah I can imagine. So turning to you, Eric, it seems like one of the elements here and in any transaction like this, you believe at some level, you can manage this company in a way that will return the profit or the return you want, and in some way is that the notion that you can manage it better. I’d like your thought on that - whether you agree or disagree - and I’d like to know what you think - as I said before to Alan - what would happen if the deal didn’t close. What would happen for the lack of your management capability?

ERIC GLEASON: So I guess I don’t quite agree with the way you’ve set it up. The way we look at it is not that we can manage it better, but we can bring some resources to bear that Hawaiian Electric doesn’t have on its own, and so we can help Hawaiian Electric become more successful in that way. In terms of what happens if the deal falls through and what does that mean for Hawaiian Electric, I agree with the way Alan framed it. I think, it’s hard not to become distracted when you’re the management team of a company that’s going through a merger. It’s hard not to. I think they are doing a very good job of that. We’re trying to be helpful with that. We actually agreed from even before the merger was announced that we were going to approach all the planning, the planning as to how the companies would work together once the deal was closed, that we would approach that in a way that it’s not obtrusive on Hawaiian Electric because we want to support all the good work that they’re doing around their transformation. Together, we’re working very hard to minimize the distraction and I think the cost - and I think there is a cost to Hawaii of this combination not happening, but it’s what the economist call an opportunity cost, it’s benefits that could happen to Hawaii that won’t happen. It’s incumbent upon us in this PUC review process to make those benefits clear.

JAY FIDELL: Following close on that, is that….at some point, at some level of tension if you will, NextEra might decide not to do it. I assume that’s in the deal somewhere. For example, if you find that the PUC is going to impose conditions that are really unacceptable at some point you got to have a way out. At that point, there’s no deal. But I just wonder…By the way, I saw a video of you engaging with Walter Ritte that was really special on Molokai. This was just before or after he was doing his thing with the Thirty Meter Telescope on the Big Island.

ERIC GLEASON: How was it special?

JAY FIDELL: Walter?

ERIC GLEASON: I actually really enjoyed the engagement with Walter.

JAY FIDELL: My favorite part was when he talked about the committee of safety and wanted to review the history of Hawaiian Electric and apparently he referred to a member of the founding board of Hawaiian Electric was on the committee of safety back in 1890 or whenever it was…and took a steam ship … remember this part? ….to San Francisco or whatever to buy rifles, and this is something we want to hold against everyone. That kind of experience, I’m sure wasn’t…you know, terribly engaging.

ERIC GLEASON: I actually really enjoyed the discussion with Walter.

JAY FIDELL: But if you have this, you know, if you have this kind of pushback, at some point you may decide it’s not worth it. Where are we on that and what is the point, if there is a point?

ERIC GLEASON: Let me…I just want to say again for Walter, I think what he was trying to do was share some perspectives with us, and I didn’t actually take it as critical of us, so we appreciated his perspective. The merger agreement is - I’m not a lawyer. I’ve read it many times - it’s actually kind of hard to give you a clear answer as to between now and the 18 months under what circumstances either party could potentially walk away from the deal…I couldn’t even answer that for you. I’d need a lawyer to do it. After the 18 months, it’s pretty clear. Neither party is obligated to move forward.

And in terms of….look, we knew…we knew coming in that Hawaii has had some bad history with companies, organizations coming from outside and individuals coming from outside and not necessarily doing the right thing for Hawaii or for whatever reason things not working out. And so, we came into this knowing and embracing that people were going to have a lot of questions and going to want to share a lot of perspectives, so we’re very open to that. That doesn’t kind of turn us off in anyway. Let’s go through the PUC process and we’re optimistic that the benefits will become apparent over time.

ALAN OSHIMA: Let me jump in here because I don’t want people to think that one meeting constituted our public outreach. We did 13 public open houses. Four on Hawaii Island, three or four on Maui, four on Oahu, one on Molokai and Lanai and overwhelmingly response was good. People ask really good questions and had long discussions -- because of our format we did it in an open house style with a lot of people from NextEra and Hawaiian Electric present -- so they could engage in deeper conversations.

So, some of our conversations lasted 20, 30, even an hour….getting really deep on some issues that really concern people. People submitted comments to the PUC because we had comment cards and some actually came away saying that we really liked the format and our questions were answered and we look forward to this.

So I mean it not….I want to frame it that there was more positive out of the outreach and people actually meeting the NextEra people than there were negative.

JAY FIDELL: Will you do it again?

ALAN OSHIMA: Oh, please. We are doing it not in that same format, but the PUC will start on their own process. We wanted to be able to….and frankly there was another reason for this. NextEra brought their team in from Florida to meet our employees. So while we were doing these open houses at night with the community, during the day we were doing these open houses with our employees so that they put faces with NextEra and it’s not just something they’re reading in a paper and….

JAY FIDELL: Socialization.

ALAN OSHIMA: Well, you know Hawaii’s a relationship driven culture.

SHARON MORIWAKI: Relationship, yeah.

ALAN OSHIMA: And overwhelmingly the response from our employees who met Eric’s team are very positive. And they say, you know, these are nice people and we can work with them.

JAY FIDELL: That’s good.

SHARON MORIWAKI: I think one of the things that you’ve done is we talk about…

JAY FIDELL: Is this the question you wanted to ask before?

SHARON MORIWAKI: No, this is another one because, but I think Hawaii is so relationship driven because it’s small that what you’ve done with management, with both NextEra and HECO going out and talking to the community is really important. And so, you know Jay asking well you know, are you going to do it again…I think in some form that really is good annually to go out and just be there with the people knowing what’s happening.

ALAN OSHIMA: Absolutely. And the open house format, I said even at the last of our employee meetings, was that is something that we should do internally on a regular basis rather than somebody standing in front of employees going one way, we ought to be doing a lot of interacting, right, so that we can have more in-depth conversation, not just somebody standing in front of a mic and everyone else listening.

JAY FIDELL: Yeah, it’s relationships. I know you had a question and I’m going to make that another cliff hanger.

SHARON MORIWAKI: I did. You’re always asking me after the commercial break…

ALAN OSHIMA: You get to start it.

JAY FIDELL: That’s because everybody is waiting to hear. That’s Sharon Moriwaki, she has a question. That’s Alan Oshima, CEO of Hawaiian Electric. That’s Eric Gleason, CEO of NextEra. This is ThinkTech Hawaii. We’re talking about the biggest deal Hawaii has ever seen. We’ll be right back.

[COMMERCIAL BREAK]

JAY FIDELL: Okay, we’re back. We’re live, we’re here with Eric Gleason and Alan Oshima talking about the NextEra-Hawaiian Electric deal. And as we left the discussion Sharon had an exciting question. We don’t know what it is yet, but everybody is waiting on it.

SHARON MORIWAKI: I did. Because I was most interested when Eric was talking about working with HECO and seeing what they could bring to the party. What exactly did you look at? You looked at their books, you looked at what they’re doing. What did you see that you could really add value that’s not happening without you?

ERIC GLEASON: So, I think there’s a lot of things. It’s not, it’s not that Hawaiian Electric wasn’t doing everything they could with what they had. It's that - I’ll just step back and give you a little bit of my background. Before I joined NextEra four years ago I worked at a smaller utility about the same size as Hawaiian Electric and we had a fraction of the initiatives - I’ll call it -- that Hawaiian Electric has underway, and it’s a real challenge to do everything that you need to do and to do it to the best of your ability and do it in a timely way, and I don't know of a utility anywhere in the industry that has as many initiatives ongoing as Hawaiian Electric does, you know with about 3,000 people.

And so we look at it as…you know…here's a company that's…you know…the key player in the energy sector in Hawaii which has enormous opportunities and challenges - get off of oil, bring in renewable energy, leverage technology, get rates down, find, you know, new ways to satisfy customers and we bring a lot, a lot of resources to the table that can help. Whether it's driving down costs or whether it's technology-based or it’s just resources, so it wasn't one or two things. It was more of look at, look at their needs and look at what we bring to the table…isn’t that a good fit?

JAY FIDELL: I remember being in one hearing or another on this and one of the legislators involved said so tell us your plan. Tell us everything. Give us ABCD. I mean can you have a plan in this circumstance about exactly what you’re going to do? I mean for example if I say, are you going to do LNG. If I say are you going to favor utility-scale solar and wind over rooftop? What are your…Do you have planning points like this? Do you have a plan? Have you hammered something out? Is it part of the deal? Is it part of NextEra’s approach or is this something that you will examine later? What’s the story?

ERIC GLEASON: So, first of all our starting point is we want to do the right thing for customers. Whatever it is on any of these projects that people are talking about or just overall in terms of, you know, how the business works going forward. People tend to think it’s a 4.3 billion dollar deal, surely there’s a detailed plan around what power plant you want to put there and you know what widgets you want to put in over there. That’s not actually how these things work.

They actually have a plan, a pretty detailed plan and that’s their power supply improvement plans and the distributed generation interconnection plans which are being reviewed by the commission now and continue to evolve.

JAY FIDELL: It hasn’t been approved yet?

ERIC GLEASON & ALAN OSHIMA: No, not approved.

JAY FIDELL: So, it’s kind of still up in the air in general.

SHARON MORIWAKI: It’s in the process…

ALAN OSHIMA: Yes, but it’s what we have and I think people are working off of that. So finally, based upon the commission’s insistence that we do something, you know, concrete - the great thing is that people are working off the same framework in looking at the future and that’s great. And we have to, too. In the past, things were on different tracks and now it’s looked holistically.

You know the hearing that you were referring to - I was just remembering - was the day before we were going to file our PUC application on the deal. So we couldn’t talk about - and again it’s two publicly traded companies, you can’t forecast certain kinds of things in public, and so even when we filed our application that had to be filed with the PUC, for example, so that’s why we’re sort of constrained in getting to a lot of details before the legislative committee. They revealed themselves in the application the next day as a starting point for how we proceed in the docket. So there’s nothing…We continue to say our PSIPs were the starting point of the discussion.

JAY FIDELL: So that’s where we are. Because the deal isn’t the deal until the deal closes.

ALAN OSHIMA: But it’s a good starting point and we’re using it as a basis to talk to our stakeholders, etc. and we use the DGIP for the same reason, and the commission recently just issued their distributed energy resources order and we’re hard at work with our stakeholders, the solar industry and others…

JAY FIDELL: Still reducing the number of applications for interconnection? The last time we spoke you knocked it down by a substantial number.

ALAN OSHIMA: We did. We cleared the queue that existed as of October and since that time the queue has built up again because you know it does and people are looking at deadlines, trying to beat the solar tax credits, etc.

JAY FIDELL: And the federal it’s going to go down at the end of 2016.

ALAN OSHIMA: 2016. And then what we did on our own was to file, what we called our transitional distributed generation motion with the commission and that caught everyone’s attention and thought we were going to immediately change things so there was a spike in the number of applications, a big spike, and so we’re having to work through that. We still have the same number of people. We can’t do everything at once. We are who we are. And so we continue to work on all of that.

JAY FIDELL: People have asked you Eric, what are you going to do? How are you going to make it right? I know there are information requests that go on for hundreds of pages on this and I know that must be very hard to answer, because as you said a minute ago this is a work in progress at best about exactly what you’re going to do, but…and we talk about 4.3 I did get that figure right, 4.3 billion, but that’s really for the deal, not for capital investment per se. So does NextEra have any idea in mind about what it would invest, post deal investment?

ERIC GLEASON: So we have their power supply improvement plans which as Alan has said is under review, they are a work in progress, but they are a starting point and those show total capital expenditures across the three Hawaiian Electric utilities, I think I’m right, of 8.4 billion from 2015 to 2030, so that’s a placeholder for the kind of capital investment we’re talking about.

Whether that’s the right answer, whether or not the utility is going to do all that, I really don’t know, but I think it’s pretty clear that unless someone comes up with a radical new way to produce and deliver electricity that we’re not aware of that for Hawaiian Electric to deliver cleaner, more affordable and reliable power there’s going to be a large amount of capital investment and that part of the value we bring is to make those investments for them more cheaply.

JAY FIDELL: One of the things that comes to mind in this whole conversation, we’re observers only, but you’re going to do this, you’re going to do that and, you know you have certain notices going forward about how you’re going to do it, and it’s almost irresistible for the PUC to say well let’s nail them down. Let’s take all of those… you know, sort of…hopes and intentions, dreams and aspirations, and we’ll nail them down and make them into conditions to the deal. How is that going? And, how do you see that going as we go from now until the end of the 18 months?

ERIC GLEASON: Alan, I think you’re the best person to answer that.

ALAN OSHIMA: Yeah, I’ve been through hearings.

ERIC GLEASON: Alan has been through these as a lawyer in Hawaii.

ALAN OSHIMA: I think you’re right. That all develops through the IR process, so all of the questions and answers that are ongoing now will help develop a framework for the Consumer Advocate, for the other parties, and finally for the PUC to say what’s right? What feels right? What is right for the state? And so I think it’s too early to predict.

The other part was that the commission did deny some of the other parties’ motions to consolidate the PSIP with the NextEra merger, which I thought was an important thing because the PSIP really is a technical…you require a lot of technical expertise to judge what the diverse portfolio ought to look like and when those investments should be made for the good of all customers. And so I think that’s important to understand. That so that some of those commitments that may be asked for in the context of the NextEra merger might be tied to the PSIP that’s going on a separate track with different parties. That’s part of the complexity that actually adds a lot of the flavor to my life and what makes it so much fun.

JAY FIDELL: You know, I know what you’re going to ask next.

SHARON MORIWAKI: Oh you do? Because you want to ask another question that’s why.

JAY FIDELL: You know the deal includes the whole enchilada -- it includes HELCO, it includes MECO, to use those old terms. It includes Oahu. But you know, there’s a Hawaii Island Energy Co-op already, which exists without funding or members. And there’s Mayor Arakawa who has an idea about a municipal kind of thing, but how do you guys feel about that…sounds like that gets in the way of the central structure of the deal. Would you tolerate it, Eric? Or is it the kind of thing that makes the deal completely intolerable?

ERIC GLEASON: Alan’s shaking his head so I don’t think he’s tolerating it.

ALAN OSHIMA: No, I hear you. I think all of them have recognized - and I just want to make it clear that all of them - Mayor Arakawa, Hawaii Island Energy Co-op have made it very clear that they’re not offering this as… to interfere with the deal that’s already structured and I think even Richard Ha and Marco Manglesdorf said they understand that the only deal that’s before the commission is that we’ve signed with NextEra and so there’s nothing to sell on our side to any other entity, and so we have to see this deal through. Before Hawaii Island Energy Co-op filed their intervention, they were really….you know we really have talked to a lot of people before and after the deal on an ongoing basis

JAY FIDELL: It’s about relationships

ALAN OSHIMA: And part of what we’re about now is trying to encourage discussion. We may disagree, but let’s have the discussion and let’s base it upon facts. So Richard and Marco did inform Connie and myself that they were about to file at the PUC, they were going to form this co-op, but again saying that it was to have a place at the table. I think that’s fair. I think people ought to have a place at the table. I was the attorney that represented Kauai Electric on the formation of KIUC, so I know how difficult that is and all the issues that are involved and it takes a lot of planning, a lot of commitment and frankly, some threshold questions that have to see what kind of funding might be available, what kind of taxpayer assistance might be available from some of these things, in lieu of private capital.

I think there are a lot of open questions. I don’t think the debate should be during this docket. And I don’t think they intended it to be in this docket.

JAY FIDELL: You know the funny thing is that, somebody else said this, that when you put this before the PUC, you open it up, you allow all these interveners, you have meetings on all the islands…people, you know, to them whether it’s appropriate or not, everything is on the table. And here’s one question that came in from Jex Static, This is a Twitter question from J-E-X static. “NextEra is scary,” he says. “Big Island…” I guess he’s speaking for everybody on the Big Island... “…Big Island wants community run co-op electric, not offshore corporate. Energy sovereignty!” Not to say this is right or wrong. Only to say that this is the kind of feedback that’s out there, simply because everything seems to be on the table. But I agree with you absolutely. Everything can’t be on the table. The question is whether they will approve the deal as in the best interests of Hawaii.

SHARON MORIWAKI: Public interest…

JAY FIDELL: Thus, what we’re really talking about is a question of public education, I think.

ALAN OSHIMA: I don’t want to use the word education. As you know I’m very favorable to public education as a concept, but I think it’s really up to public discussion and collaboration because I think we have to hear how people really feel. Some of these things are generated by some fears and some emotional issues that we just have to discuss and get some alignment around. When I spoke to some people at our open houses about big mainland corporations, I tried to remind them that we are in a different global environment and that if they would just look around them, and look at everything we have in Hawaii now, which of the Hawaii entities do they really think are owned in Hawaii? And you know, it’s hard to name them. And there are a few, but for the majority, they’re either public companies owned in general by investors and/or they’re companies owned by mainland companies that are publicly traded. And yet we see the benefits to Hawaii, you know we all trade with them, use them, we think they’re Hawaii because they act in the best interest of Hawaii.

JAY FIDELL: Yeah, they try to. They try to respect all the local norms. So Eric, you know when you came into this we met, it was one of your first appearances after you announced the deal and it was great, and I wondered since then…has what has happened over the past four or five months a surprise to you or is this all something you could expect?

ERIC GLEASON: I had the advantage of having come to Hawaii pretty frequently over the past four years or so, and I knew, and I think Hawaii is totally off the charts compared to anyplace I’ve ever done business.

JAY FIDELL: Nobody is going to disagree with that.

SHARON MORIWAKI: We’re unique!

ERIC GLEASON: In a lot of ways. You’re off the charts in terms of people’s passion and engagement around energy and environmental issues. I don’t think there is any place in the world that compares. And so, I knew that, so therefore it hasn’t surprised me…the level of engagement and you know the co-op is just one example. People want to be…People want to have a voice in the future of energy in this state. It’s really, really important and it’s actually part of what motivates us about being here. What Hawaiian Electric is doing is really important.

[JAY AND SHARON TALKING]

SHARON MORIWAKI: Because we’ve talked about microgrids and everybody is talking about different permutations of how they can have more control over their energy. You talk customer driven as well. Are there any models or ways in which you could see that collaboration with microgrids or with other kinds of ways in which communities can come together. They’ve talked about community solar and so forth, but is there something that’s not such a conglomerate of we are the big cheese and we are in charge of everything. I think that kind of thinking is on the small island scale way in which to operate, but I don’t know if that’s possible. Do you have any thoughts about that? How you get more engagement of, not individuals, but communities coming together?

ERIC GLEASON: So I think all of those things are on the table, right. Whether it’s communities or individuals having more options and more control around their energy use. Maybe not everyone wants it, but some do, and technology is enabling new ways of doing that. I also think another thing that we’re hearing loud and clear as we’ve gone around and met with folks in different communities is - this will sound obvious to you, but coming from the mainland I’ve had to really hear it - is that every island is different. Every community is different. It’s not a one size fits all solution; it’s not just across from Florida to Hawaii, but even within Hawaii. I think the Hawaiian Electric of the future -- and I think Alan recognizes this and they’re moving in that direction - needs to accommodate that kind of diversity.

ALAN OSHIMA: One thing that I think is really important though … for all of this to work is that you need a responsible party operating the grid in the best interest of everyone. The responsible party may turn out to be a co-op; may turn out to be a government entity; or may turn out to be us - I’m hoping it’s us - but you do need that. So I think that when we all talk in terms of specific types of technology, specific types of organizations, we’re ignoring the reality and that is we all should be working together to preserve the integrity of the grid because without it we don’t have an economy. Without it we don’t have a lifestyle for everyone. And so what I try to impose on that thought process is that there are only maybe three or four entities that have the obligation to serve everyone with electric service and that is the Public Utilities Commission, the Consumer Advocate, and the regulated utility. We have this obligation to look out for all customers and look out for the good of Hawaii. Now, certain spinoffs could look out for one small part of it, but our hope is that they will hold hands with us to make it part of the larger energy picture so that it serves everyone in a fair and equitable way.

SHARON MORIWAKI: The public interest.

ALAN OSHIMA: Right. Otherwise, Hawaii will not move forward.

JAY FIDELL: Well you’re in a new time. It’s a new leadership in the PUC. A new and huge deal, a new legislative interest, however that is. A new public interest beyond any level we’ve seen in the clean energy initiatives so far. I think one of the things people forget is that this is not a deal in a vacuum, that the PUC will be regulating it going forward. It’s not just a matter of yay, nay or conditions, it’s regulation going forward. I think we have to have confidence in all the parties here. I think it works better, the collaborative effort works better, if everybody has at least a certain amount of confidence in the other parties.

ALAN OSHIMA: Absolutely. You know, we all are working hard on that. I think in private people are working really well. Public positions sometimes stray from the private conversations and I think we all…and I guess that’s my hope is that we can stay together. Hawaii really is the renewable energy capital of the United States. Once you…When you’re on the mainland, as Eric can attest to, people are amazed at what we’ve been able to accomplish. But here, we kind of just criticize everything and bring us all down. If we all work together, we could really elevate Hawaii to a higher status.

JAY FIDELL: Yeah, we have to be together. We have to be a 21st century state. And we have to be connected to the mainland. Anyway, I want to thank Jex Static for asking a question on Twitter, I want to thank Harry Covere, I’m not sure we covered everything you wanted but appreciate the question and want to thank Blake Mcelheny, thank you very much for asking your question about whether the public would be harmed if the deal doesn’t close. And thank you gentlemen.

SHARON MORIWAKI: Thank you so much. We’d love to have you back again.

JAY FIDELL: We wish you well and hope you can have you back again as we go down this path. This is really, really important.

ALAN OSHIMA: Thank you.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “predict,” and “target” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. NEE and HEI caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in any forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed merger involving NEE and HEI, including future financial or operating results of NEE or HEI, NEE’s or HEI’s plans, objectives, expectations or intentions, the expected timing of completion of the transaction, the value, as of the completion of the merger or spin-off of HEI’s bank subsidiary or as of any other date in the future, of any consideration to be received in the merger or the spin-off in the form of stock or any other security, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by any such forward-looking statements include risks and uncertainties relating to: the risk that HEI may be unable to obtain shareholder approval for the merger or that NEE or HEI may be unable to obtain governmental and regulatory approvals required for the merger or the spin-off, or required governmental and regulatory approvals may delay the merger or the spin-off or result in the imposition of conditions that could cause the parties to abandon the transaction; the risk that a condition to closing of the merger or the completion of the spin-off may not be satisfied; the timing to consummate the proposed merger and the expected timing of the completion of the spin-off; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction, including the value of a potential tax basis step up, may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time and attention on merger and spin-off-related issues; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities and in the financial results of NEE, HEI or any of their subsidiaries; the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity; and other factors discussed or referred to in the “Risk Factors” section of HEI’s or NEE’s most recent Annual Reports on Form 10-K filed with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, are more fully discussed in the definitive proxy statement/prospectus that is included in the Registration Statement on Form S-4 that NEE has filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NEE’s and HEI’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither NEE nor HEI undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information And Where To Find It

In connection with the proposed transaction between NEE and HEI, NEE filed with the SEC a registration statement on Form S-4 that includes a definitive proxy statement of HEI and that also constitutes a prospectus of NEE. The registration statement was declared effective by the SEC on March 26, 2015. HEI first mailed the definitive proxy statement/prospectus to its shareholders on March 30, 2015. NEE and HEI may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HEI ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from NEE’s website (www.investor.nexteraenergy.com) under the heading “Investor Relations” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from HEI’s website (www.hei.com) under the tab “Investor Relations” and then under the heading “SEC Filings.” Additional information about the proposed transaction is available at a joint website launched by the companies at www.forhawaiisfuture.com.